UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑     Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐     No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐     No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐     No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ N° 60.643.228/0001-21
NIRE 35.300.022.807

MINUTES OF THE MEETING OF THE BOARD OF EXECUTIVE OFFICERS

Date, time and place:

June 2, 2010, at 10:30 a.m., at Alameda Santos, nº 1357 – 6th floor, in the City of São Paulo - SP.

Attendance:

Regularly convened, the following Officers participated in the meeting: Carlos Augusto Lira Aguiar, Chief Executive Officer, João Felipe Carsalade, Evandro César Camillo Coura, Marcelo S. Castelli, Francisco Fernandes C. Valério and João Edes Steinle.

Presiding:

Carlos Augusto Lira Aguiar, Chief Executive Officer of the Company, presided, and Eduardo de A. P. Andretto acted as Secretary.

Agenda:

I.	Structured Finance Transactions

1.1.
The Board of Executive Officers resolved to approve the realization of a syndicated Payment for Export (“PPE”) financial transaction to be contracted directly by the Company itself, in the total amount of US$600,000,000.00 and with payment of 15% of the loan in the 3rd year, 15% of the loan in the 5th year, 30% of the loan in the 6th year and the remaining 40% in the 7th year, with interest of quarterly Libor plus 2.40 - 2.80% p.a – in accordance with the Company’s level of indebtedness.  The contractual clauses and financial covenants will be similar to those in other existing contracts of the same nature executed by the Company and/or its subsidiaries, notably the US$1,175,000,000.00 PPE executed in November 2009.

1.4.
Documents – In light of the approval of item 1.1 above, the Board of Executive Officers hereforth approves the execution by the Company of any and all documents and/or instruments related to the above resolution, including but not limited to the contractual instruments for the approved transaction.

1.5.
Contracting of Financial Institutions – The Board of Executive Officers hereforth approves of the contracting by the Company of the international financial institutions and other institutions whose participation is needed to realize the transaction referred to in the above resolution.

1.6.
Implementation and Representation – The Company’s Board of Executive Officers are fully authorized to take all the actions necessary for the above referenced and approved contracting, as well as to name and constitute attorneys-in-fact, pursuant to the Company’s Bylaws, to take the actions necessary to realize the transactions referred to in the above resolutions.

1

Closing, Transcription and Signature of the Minutes:

There being nothing more to address, behold that the matters submitted for the deliberation of the Board of Executive Officers were unanimously approved, and the work was suspended for the time necessary to transcribe these minutes, which, being read and found to be accurate, were signed by all present.  São Paulo, June 2, 2010. (sig.) Carlos Augusto Lira Aguiar – Chairman of the Meeting – Chief Executive Officer, Eduardo de A. P. Andretto – Secretary, João Felipe Carsalade, Evandro César Camillo Coura, Francisco Fernandes Campos Valério, Marcelo Strufaldi Castelli and João Edes Steinle – Officers.

I certify that this is an accurate copy of the original filed at the Company.

Eduardo de A. P. Andretto
Secretary

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: July 16, 2010	By:	/s/ Carlos Augusto Lira Aguiar
	Name:	Carlos Augusto Lira Aguiar
	Title:	Chief Executive, Treasury and Investor Relations Officer.